Exhibit 99.2

SUBSCRIPTION AGREEMENT FOR

COMMON STOCK

OF

OWL ROCK CORE INCOME CORP.

The undersigned, Owl Rock Feeder FIC ORCIC Equity LLC (the “ Subscriber”), hereby subscribes for $25 million of shares of Class I common stock, par value $0.01 per share (the “ Class I Shares”), of Owl Rock Core Income Corp., a Maryland corporation (the “ Company”) and agrees to purchase shares, from time to time, upon notice from the Company at a price, net of selling commissions and dealer manager fees, of $10.00 per share or such other price that the Company may determine, provided such price complies with the Company’s pricing policy and with Section 23(b) of the 1940 Act and is not less than a price which closely approximates the net asset value per shares of the Class I Shares.

Date: October 15, 2020
Owl Rock Feeder FIC ORCIC Equity LLC

/s/ Alan Kirshenbaum
Name: Alan Kirshenbaum
Title: Chief Financial Officer of Owl Rock Feeder FIC LLC, Sole Member